UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

BELLA PETRELLA’S HOLDINGS, INC.	333-169145
(Full Name of Registrant)	(Commission File Number)

Form 10-K	Form 20-F	Form 11-K	X	Form 10-Q	Form N-SAR	Form N-CSR

For Period Ended:	August 31, 2011 (First Quarter)

[___] Transition Report on Form 10-K
[___] Transition Report on Form 20-F
[___] Transition Report on Form 11-K
[___] Transition Report on Form 10-Q
[___] Transition Report on Form N-SAR
For the Transition Period Ended: __________________________________________________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
_____________________________________________________________________________________________

PART I
REGISTRANT INFORMATION

Full Name of Registrant	Bella Petrella’s Holdings, Inc.
Former Name if Applicable
Address of Principal Executive Office (Street and Number)	109 South Edison Avenue
City, State and Zip Code	Tampa, Florida 33606

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without  unreasonable  effort or expense  and  the  registrant  seeks  relief  pursuant  to Rule  12b-25(b),  the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[ X ]
(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject a report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

The registrant is unable to file the report on Form 10-Q for the fiscal first quarter ended August 31, 2011 for the following reasons:

The registrant has until recently been unable to pay the fees of its independent accountant for the purpose of completing an audit of its 2011 financial statements.  The auditor’s fee has been paid and the registrant expects to file its annual report on Form 10-K for the fiscal year ended May 31, 2011 on or about October 14, 2011.  Soon after such filing, the registrant expects to file its quarterly report for the fiscal quarter ended August 31, 2011, which may be within five days following the filing of this notification.

PART IV
OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification:

John V. Whitman, Jr.	516	375-6649
(Name)	(Area Code)	(Telephone Number)

 (2)  Have all other periodic  reports  required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter  period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

                                                                 [___] Yes   [  X  ] No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 [___] Yes   [  X  ] No

Bella Petrella’s Holdings, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: October 14, 2011	By: /s/ John V. Whitman, Jr.
John V. Whitman, Jr.
Chief Executive Officer